ITC Limited
Registered Office
Virginia House
37, J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 2288 2259/2260/1256

31st January, 2007

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza
Plot No. C-1, Block G
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Unaudited Financial Results for the Quarter ended 31st December, 2006

Further to our letter dated 31st January, 2007 forwarding the Unaudited Financial Results of the Company for the Quarter ended 31st December, 2006, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

Financial Results for the quarter ended 31st December, 2006

Net Turnover up 24%
23.2% growth in Post-tax Profits
Non-Cigarette businesses now constitute 52% of Net Turnover

ITC's **Net Turnover** at Rs. 3166 crores posted a strong growth of 24% driven by the non-cigarette businesses which grew by 31% during the quarter and now account for 52% of the Company's Net Turnover. The key drivers : the significant growth in the non-cigarette FMCG businesses, higher agri-business revenues and the continuing strong performance by the Hotels business.

The Company's **pre-tax profit** for the quarter ended 31st December 2006 recorded a growth of 26% over last year and crossed the Rs.1000 crore mark. **Post-tax profit** at Rs. 717.4 crores grew by 23.2%. **Earnings Per Share** for the quarter stood at Rs. 1.91.

FMCG

Branded Packaged Foods

The Company's Branded Packaged Foods business continued to expand rapidly, with sales for the quarter growing by 65% over last year.

The product mix continued to improve on the back of enhanced sales of value added products like Creams, Cookies etc. The **'Sunfeast'** range stood further expanded with the launch of **'Sunfeast Special'** biscuits in select markets in the fast growing mid-price creams segment and the extension of mid-price cookies to target markets.

In the Staples category, **'Aashirvaad Atta'** grew from strength to strength. The brand now commands an impressive 55% market share amongst national branded players.

Confectionery sales also recorded strong growth driven by Candyman - **'Eclairs'** and **'Cofitino'** in the toffee segment and the national roll out of **'Mango Natkhat'** (a hard-boiled candy). The quarter also saw the introduction of **'Maha Mango'** in a twist-wrap packaging format. Extension to target markets is currently underway.

Product range in the Pasta segment was further expanded with the launch of **'Sunfeast Benne Vita'** in 4 innovative variants. The products are currently available in the major metros and are being extended to target markets.

Registered Office : ITC Limited, Virginia House, 37 J. L. Nehru Road, Kolkata 700 071, India
Phone : 22889371 • Fax : 22882259/0655

Lifestyle Retailing

The Lifestyle Retailing business grew by an impressive 38% during the quarter. In the premium segment, the business continued to expand consumer franchise with strong sales growth across its portfolio, viz. the **'Classic'** range of formal wear, **'Wills Sport'** relaxed wear and **'Wills Clublife'** evening wear. The business continued to post significant improvements in several operating indices such as average realisations, footfalls/conversion and sell through rates. The **'Wills Lifestyle'** range is currently available in 39 large format retail stores and 156 multi-brand outlets apart from the 39 exclusive 'Wills Lifestyle Stores'. The business will launch 15 new stores in upcoming malls to enhance its retail footprint over the next few months.

The brand's association with high fashion and imagery stood reinforced with the resounding success of the **'Wills Lifestyle India Fashion Week'** (WIFW). To bring alive the association to consumers the business had introduced a high-end WIFW special occasion wear created by leading Indian designers. These product offerings have met with excellent response from discerning consumers.

In the 'Youth' segment, the distribution reach of **'John Players'** was further strengthened through the expansion of the 'exclusive brand outlet' (EBO) network and increased presence in key 'multi-brand outlets'. The number of EBOs in which the brand is available doubled during the year with a trebling of the associated retail space. The growth of the brand was fuelled by both increased volumes and significantly improved realizations. The business continued to effectively leverage the brand's association with youth icon Hrithik Roshan with the successful introduction of the superstar's 'Signature Line'. The business is in the process of significantly scaling up retail presence primarily in high potential catchment malls.

The business continued to actively pursue opportunities in the **Exports** arena establishing long-term partnerships with high potential customers and achieved robust growth in exports. The business has an exclusive manufacturing arrangement with a state-of-the-art unit which has positioned it to take full advantage of the emerging growth opportunities in the exports segment.

Greeting, Gifting & Stationery Business

The stationery business continued to be scaled up with sales during the quarter increasing by 27% over SPLY. **'Classmate'** is the most widely distributed notebook brand across the country and has established itself as the quality leader in a short span of time leveraging the superior brightness and smoothness of elemental chlorine free (ECF) paper manufactured at the Company's Bhadrachalam unit. To further strengthen the brand, the Classmate Connect Programme comprising of **'Classmate Young Author and Artist Contests'** was conducted in 34 cities with the participation of more than 2,00,000 students from 5000 schools. The contest has now become India's largest quest for young writing and drawing talent and has emerged as a much-awaited event on school campuses, across the country. The business also launched a range of premium products under the **'Paperkraft'** line during the quarter.

In line with its **'Citizen First'** philosophy, the Company contributes Re.1 for every notebook sold to its social responsibility initiatives.

Safety Matches & Incense Sticks

In the Safety Matches business, the Company's brands, including **'Aim'** which is the largest selling brand of matches in the country, continued to enjoy strong consumer preference, resulting in enhanced market standing. The anticipated synergies arising out of the recent acquisition of WIMCO Ltd. by the Company's subsidiary, Russell Credit Ltd. are being progressively realised. This is being increasingly reflected in the form of enhanced market standing (combined volumes up 8% over SPLY), improved realisations, higher share of value added products in overall sales, freight optimisation and other supply chain efficiencies.

Market standing of the Company's **'Mangaldeep'** brand of incense sticks (agarbattis) continued to be strengthened with sales recording robust growth aided by the eight new SKUs introduced so far during the year to cater to regional preferences.

In pursuance of its abiding social commitment, the Company continues to partner with small and medium enterprises to help them raise their quality and process standards. Six agarbatti manufacturing units have received ISO 9001-2000 certification till date, aided by the Company's process and technical inputs. Sourcing from Khadi & Village Industries Commission (KVIC) approved units continued during the quarter. The business continued its collaboration with various NGOs to provide vocational opportunities to rural youth and economically disadvantaged women in keeping with the Company's commitment to the 'triple bottom line'.

FMCG-Cigarettes

The Company's single minded focus on value creation for the consumer through significant investments in product design, innovation, manufacturing technology, quality, marketing and distribution enabled it to further strengthen market standing and sustain its leadership position in the industry. The business continues to focus on delivering superior value to consumers through the introduction of modern format packaging in all segments and design enhancement of leading brands based on state-of-the-art technology. On the manufacturing front, investments are being progressed towards enhancement of quality, variety and productivity.

Recent reports suggest that policy makers are considering the possibility of States extending VAT to cigarettes, to compensate for the loss in CST revenues.

The tax incidence on cigarettes at nearly 130% of the value of the product (ex Factory Price less Excise Duty) makes it one of the highest taxed products in the country. Despite the Tax Rental Agreement and the high share of revenue received by the States from the Central Revenue Pool, some States have been levying sales tax, under the garb of Entry Tax in complete violation of the spirit of the Centre-State Agreement. This apart, a host of local level levies like Octroi, Cess, Carriage Tax, Local Area Development Tax, Toll Tax etc. are also imposed on cigarettes.

When VAT was introduced in India, the objective was to put in place a simplified, rationalized system of taxation which would enable efficient revenue collection, avoid the cascading effect on taxes and allow for effective enforcement and compliance. Imposition of VAT on cigarettes will, unfortunately, meet none of these objectives efficiently and instead lead to large-scale

contraband movement, and shift consumption to cheaper, revenue inefficient forms of tobacco, leading to loss of revenue and high administrative costs of collection.

As observed in the past, a steep increase in taxes would lead to a decline in cigarette volumes and lead to a loss in excise revenues. The experience of 2001-02, when tax rates were increased by 15% in the Union Budget of 2001, bears testimony to this trend. Cigarette volumes fell by 13% and for the first time in several years, excise revenue collections actually declined. Conversely, in 1994, when the excise duty rate on the Micro Plains segment was reduced from Rs.120 to Rs.60 per 1000 cigarettes, excise revenue from this segment increased 12-fold – from Rs.7.5 crore to Rs.90 crore – within a span of 2 years.

Imposition of VAT on cigarettes would provide a further fillip to contraband trade by rendering their margins even more lucrative. It may be recalled that contraband cigarettes from neighbouring countries flooded the Indian market in periods of high taxes. The revenue loss to the Nation and to the farmers, who faced a crop holiday, only added to the coffers of these merchants of illegal trade. A survey of the market even today would reflect the impossibility of an effective enforcement system against such illegal trade.

Most of the value addition in cigarettes (almost 90%) takes place during the manufacturing process. Beyond the factory gate, out of the remaining 10%, nearly 7 to 8% comprise the retailer's margin, who by virtue of their relatively smaller volumes are anyway out of the VAT net. This implies that the entire administrative machinery will have to concentrate only on the balance 2% of the value chain, which is clearly inefficient and expensive.

Farmers cultivate high quality tobacco like Flue Cured Virginia because of the high returns it fetches, primarily because of the demand by cigarette manufacturers. With high incidence of taxes, tobacco consumption shifts to the lower end of the value chain like bidis and chewing tobacco, which do not have the potential to remunerate farmers adequately, making them significantly poorer. In addition, exports, valued at Rs. 1400 crores currently, would suffer appreciably with the cut back in production and quality. VAT on cigarettes therefore, will neither help the farmers nor exports.

The single point, specific tax levy on cigarettes has resulted in a stable, robust and transparent tax system, which is easy to administer. Not surprisingly, therefore, various eminent economists and authoritative studies [Chelliah (1992), NIPFP (1994), Sarangi (1999), Kelkar (2002, 2004), and Ministry of Health & Family Welfare (2004)] have recommended a single point, specific duty structure for a highly taxed product like cigarettes.

The Cigarette industry continued to operate in a climate of rapidly escalating restrictions on consumer/marketing freedoms. The impact of the 'Cigarettes and Other Tobacco Products (Prohibition of Advertisement and Regulation of Trade and Commerce, Production, Supply and Distribution) Act, 2003' (COTPA) will be rendered even more stringent with the proposed requirement of printing pictorial health warnings on tobacco product packs.

While the Company welcomes fair and pragmatic laws on tobacco control and ensures compliance with these in letter and spirit, it is engaged in drawing the attention of policymakers and legislators to the inequitable situation arising out of tobacco control legislation being enforced, in effect, only on the cigarette industry.

Hotels

The hotels business continued to record strong growth during the quarter with Segment Revenues growing by 28% to touch Rs. 282 crores on the back of a 37% growth in overall Revpar (revenue per available room) driven mainly by WelcomHotel New Delhi, ITC Hotel Grand Maratha Sheraton & Towers, ITC Hotel Windsor Sheraton & Towers and ITC Hotel Maurya Sheraton & Towers. Segment results (PBIT) during the quarter touched Rs. 118 crores representing a growth of 55% over SPLY.

The product upgradation programme at ITC Hotel Maurya Sheraton and Towers was successfully completed during the quarter. A comprehensive renovation and product upgradation programme is underway at various other hotels of the ITC-Welcomgroup chain, in keeping with the Company's strategy of maintaining the contemporariness of its properties. Construction activity in respect of the new super-deluxe luxury hotel at Bangalore is also progressing as per project plans. Substantial progress was also achieved in developing the project plans and obtaining the requisite approvals for a new property at Chennai.

Paperboards, Specialty Paper & Packaging

Sales of value added paperboards continued to record strong growth during the quarter, further enriching the product mix. These products now constitute appx. 55% of total paperboard sales. In the recycled segment, the Kovai unit continued to benefit from the recent investments in a captive power plant and a de-inking plant.

During the quarter, the business made good progress with respect to the paperboard capacity augmentation project, which seeks to add appx. 90,000 TPA by 2008/09. The business is also progressing an investment towards setting up capacity for manufacturing appx. 100,000 TPA of uncoated paper including branded copier grades, to tap the emerging growth opportunities and further consolidate its market standing. This capacity is also expected to come on stream by 2008/09.

In fulfilment of its commitment to a cleaner environment, the Company's Elemental Chlorine Free (ECF) pulp mill continues to meet world-class environmental standards. The business is making steady progress towards doubling pulping capacity by the end of the next financial year to achieve cost competitiveness and meet future growth requirements. With increasing awareness of hygiene and safety among Indian consumers, industries like foods and pharmaceuticals are progressively switching to ECF pulp-based paperboard. The Company's Plantation programme was further scaled up during the quarter. An addition of nearly 27,000 hectares is expected during the year with 70% of such plantations being located in the command area of the Company's mill at Sarapaka, AP. This is in line with the Company's objective of achieving total plantation coverage of 100,000 hectares by the end of the decade.

The Packaging and Printing business made steady progress in respect of the capacity expansion projects. The new facility in Uttaranchal which would add manufacturing capacity both in the paperboard cartons and flexibles segments, is expected to be commissioned shortly. The facility would enable the business to service proximal markets in a cost-effective and efficient manner and enhance external sales substantially.

Agri business

Agribusiness revenues recorded a growth of 20% during the quarter driven primarily by exports of leaf tobacco and increased levels of trade in soya, non-basmati rice, chana and coffee. Segment Results (PBIT) touched Rs. 22 crores representing a growth of 45% over last year.

On the sourcing front, the business continued to leverage the e-Choupal network for procuring high quality agri commodities at competitive prices. The rural distribution initiative made good progress, nearly doubling the channel throughput. On the rural retail front, 12 **'Choupal Saagars'** are now operational in the 3 states of Madhya Pradesh, Maharashtra and Uttar Pradesh while 8 more are expected to be launched by March/April 2007. These 'Choupal Saagars', in synergistic combination with the e-Choupal network, would serve as the core infrastructure to support ITC's rural distribution strategy.

The business is progressing a pilot project for retailing fresh fruits and vegetables. Three Cash & Carry Stores are currently operational at Hyderabad, Pune & Chandigarh.

Cigarette leaf tobacco exports recorded robust growth during the quarter on the back of new business development initiatives and the strategy of offering customised product and service offerings to key customers. The plant upgradation project at the Anaparti facility in Andhra Pradesh is expected to be completed shortly.

Contribution to Sustainable Development

The Company continued to make progress during the quarter in its social development initiatives in line with its philosophy of creating stakeholder value through serving society.

The social & farm forestry programme today covers a total of 63,000 hectares under pulpwood plantations, with the number of saplings planted totalling 254 million. This programme has created employment potential for over 6 lakh marginal farmers and tribals. The soil & moisture conservation programme, designed to assist farmers in identified moisture-stressed districts, has created 1,302 water-harvesting structures providing critical irrigation to 13,581 hectares. As part of its policy to promote integrated water management solutions to Indian farmers, the Company has taken the next crucial step towards ensuring efficient usage of water through interventions aimed at improving farm productivity, promoting group irrigation projects and demonstrating the use of sprinkler sets. Sustainable agricultural practices were further supported by the Company's promotion of organic fertilisers through vermi-composting (5,174 units) and 'Nadep' technology (2,376 units).

The sustainable livelihoods initiative of the Company strives to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-farm incomes. Among many such activities, special emphasis is being given to improve livestock quality. Cattle development centres under the Company's livestock development programme currently reach out to over 1,500 villages, having provided integrated animal husbandry services to about 70,000 milch animals. Another key intervention is in the area of economic empowerment of women. The ITC sponsored self-help micro-credit groups have garnered nearly 11,000 members, all of whom directly benefit from this intervention. Further, almost half the number of members find additional employment in rural areas to supplement their income from

agriculture. Several initiatives are also underway in the areas of Health & Sanitation and Primary education.

In the area of environment, health and safety, ITC continues to raise the bar for its operating units. Already a water-positive enterprise, the Company also became 'carbon-positive' during 2005/06 and is making rapid strides towards achieving 'zero solid waste' status.

The Company released its third Sustainability Report in November 2006. This Sustainability Report, has been prepared in accordance with G3, the latest Revision of the Global Reporting Initiative guidelines and has been independently assured by PricewaterhouseCoopers Pvt. Ltd. The Report gives a comprehensive account of ITC's economic, social and environmental performance.

The Board of Directors, at its meeting in New Delhi on 31st January 2007, approved the financial results for the quarter ended 31st December 2006, which are enclosed.

January 31, 2007

(Nazeeb Arif)
Vice President
Corporate Communications
ITC Limited